UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28577 / January 6, 2009

_____

In the Matter of	:
	:
TIAA-CREF LIFE FUNDS, ET AL.	:
730 Third Avenue	:
New York, NY 10017-3206	:
	:
(812–13563)	:

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 9(a), 13(a), 15(a)
AND 15(b) OF THE ACT, AND RULES 6e-2(b)(15) and 6e-3(T)(b)(15) THEREUNDER

TIAA-CREF Life Funds (the "Trust"), the TIAA-CREF Life Insurance Company ("TIAA-CREF
Life"), and Teachers Advisors, Inc. ("Advisors") (collectively, "Applicants") filed an application
on August 13, 2008, and an amended and restated application on December 10, 2008, for an
order under Section 6(c) of the Investment Company Act of 1940 ("Act"), granting exemptions
from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2(b)(15) and
6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Trust and shares of any
other future investment company ("Other Investment Companies") that is designed to fund
insurance products and for which TIAA-CREF Life, or any of its affiliates, may serve as
administrator, investment manager, principal underwriter or sponsor (the Trust and Other
Investment Companies being hereinafter referred to, collectively, as "Insurance Investment
Companies"), or permit shares of any current or future series of any Insurance Investment
Company ("Insurance Fund"), to be sold to and held by: (1) separate accounts funding variable
annuity and variable life insurance contracts issued by both affiliated and unaffiliated life
insurance companies of TIAA-CREF Life; (2) trustees on behalf of tax-qualified and certain
other retirement and employee benefit plans outside of the separate account context; (3)
Advisors and any affiliate of Advisors that serves as an investment adviser, manager, principal
underwriter, sponsor, or administrator for the purpose of providing seed capital to an Insurance
Fund; and (4) any insurance company general account that is permitted to hold shares of an
Insurance Fund consistent with the requirements of Treasury Regulation 1.817-5 under the
circumstances described in the application.

A notice of the filing of the application was issued on December 10, 2008 (Investment Company Act Release No. 28530). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the matter would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for TIAA-CREF Life Funds, et al. (812–13563) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary